Exhibit 99.77C

Results of proposals presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 13, 2013:

Election of Directors
	For	Against	Abstain
David Christensen	9,736,278	1,992,754	49,083
Phillip Goldstein	11,515,873	192,463	69,779
Michael Mead	11,582,336	145,905	49,874
Gary Glynn	11,580,108	147,840	50,167
Robert Pilkington	9,741,671	1,986,118	50,326

Appointment of Independent Registered Public Accounting Firm
	For	Against	Abstain
Tait, Weller & Baker LLP	17,016,478	105,752	172,552